PRESS RELEASE
CZN-TSX CZICF-OTCBB	August 8, 2007

Nahanni National Park Reserve Expansion – Canadian Zinc’s Rights Respected

Toronto – August 8, 2007 - Canadian Zinc Corporation (“TSX:CZN”) reports that it has  been assured by the Government of Canada  that in the proposed expansion of the Nahanni National Park Reserve the existing mining and access rights of Canadian Zinc with regard to its Prairie Creek mine will be respected and protected.

The proposed expansion of Nahanni National Park Reserve was announced by Prime Minister Stephen Harper in Ft. Simpson, NWT today.  Canadian Zinc has been involved in co-operative discussions with Parks Canada with regard to the plans for Nahanni National Park Reserve.  The Prairie Creek mine is not included in the interim land withdrawal area.

John Kearney, Chairman and CEO of Canadian Zinc welcomed the Prime Minister’s announcement on the proposed expansion and anticipates that this initiative will bring clarity to the different policy objectives for the area:  “Canadian Zinc believes that the Prairie Creek mine and the expanded Nahanni National Park Reserve can coexist and that properly planned and managed the expanded Park will not interfere with the operation of the Prairie Creek mine and similarly that the operation of the mine will not adversely impact upon the Park or its ecological integrity.” said John Kearney.

Parks Canada has been on record for many years as wishing to expand the current boundaries of Nahanni National Park Reserve in order to protect the ecological integrity of the Park including the Canadian Heritage South Nahanni River.  In 2005 the Geological Survey of Canada undertook a mineral and energy resource assessment (MERA Study) to evaluate the mineral potential of the proposed expansion area.  The results of that study have not yet been made public.

The boundaries of the proposed expanded Park have not yet been finalized and the final boundaries will be determined by the Government of Canada following publication of the MERA Study and consultation with local communities, other stakeholders and Canadians. Canadian Zinc has been assured by Parks Canada that the final boundaries will not include the site of or the access road to the Prairie Creek mine.  Canadian Zinc looks forward to actively participating in the consultation process.

Both the interim land withdrawal and the proposed expansion of Nahanni National Park Reserve are directly linked to the Deh Cho First Nations treaty negotiations with the Government of Canada.

Development of the Prairie Creek mine has the support of a great majority of the peoples of the Deh Cho who are badly in need of the jobs, training and business opportunities that the mine will provide, while at the same time being committed to appropriate protection of their traditional lands.

About Canadian Zinc Corporation:

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit containing a historically estimated resource of 3.6 million tonnes (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential. The deposit contains an estimated, in situ 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver.

Cautionary Statement - Forward Looking Information:

This press release contains certain forward-looking information.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company.The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 – 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com